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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NET 1 UEPS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

64107N206

(CUSIP Number)

Chad L. Smart
c/o Brait S.A.
180 rue des Aubepines
L-1145, Luxembourg
(352269) 255-2180

With a copy to:

John W. Carr, Esq.
Simpson Thacher & Bartlett LLP
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64107N206

1.	Name of Reporting Person: South African Private Equity Fund III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,554,858

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 11,554,858

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,554,858

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.4%[1]

14.	Type of Reporting Person (See Instructions): PN

1The percentages of Common Stock owned by the Reporting Persons assume a Full exercise of the Over-Allotment option, as stated in the Prospectus (as defined herein).

CUSIP No. 64107N206

1.	Name of Reporting Person: SAPEF III International G.P. Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,554,858

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 11,554,858

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,554,858

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.4%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 64107N206

1.	Name of Reporting Person: Capital Partners Group Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,221,526

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 12,221,526

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,221,526

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.1%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 64107N206

1.	Name of Reporting Person: Brait S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,387,984

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 12,387,984

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,387,984

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.6%

14.	Type of Reporting Person (See Instructions): IV

TABLE OF CONTENTS
Item 1. Security and Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURE
GENERAL ATLANTIC PURCHASE AGREEMENT
UNDERWRITING AGREEMENT
POWER OF ATTORNEY
JOINT FILING AGREEMENT

     This Statement constitutes Amendment No. 1 (“Amendment”) to the Statement on Schedule 13D (the “Original Schedule 13D”) originally filed on June 7, 2004 with the Securities and Exchange Commission (“SEC”) by the Reporting Persons (as defined herein) and relates to Common Stock, par value $0.001 per share (“Common Stock”), of Net 1 UEPS Technologies, Inc. (the “Issuer”). This Amendment is being filed to report that, pursuant to the General Atlantic Purchase Agreement and the Underwriting Agreement (each of which is defined herein and more fully described in Item 6 below), the Reporting Persons sold beneficial ownership of the shares of Common Stock reported herein (the “Shares”). Except as modified herein, the Original Schedule 13D is unmodified.
Item 1. Security and Issuer.
This Amendment relates to the Shares. The address of the principal executive offices of the Issuer is Net 1 UEPS Technologies, Inc., President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.
Item 2. Identity and Background.
This Amendment is being filed on behalf of:
(i) South African Private Equity Fund III L.P., a Cayman Islands limited partnership (“SAPEF III Fund”);
(ii) SAPEF III International G.P. Limited, a Cayman Islands limited company (“SAPEF G.P.”), in its capacity as the general partner of SAPEF III Fund;
(iii) Capital Partners Group Holdings Limited, a British Virgin Isles limited company (“Capital Partners”), in its capacity as a shareholder of SAPEF G.P.; and
(iv) Brait S.A., a Luxembourg company (“Brait S.A.”), in its capacity as the parent company of Capital Partners (together with SAPEF III Fund, SAPEF G.P. and Capital Partners, the “Reporting Persons”).
This Amendment relates to shares held by the Reporting Persons.
     The address and principal place of business of each of SAPEF III Fund and SAPEF G.P. is Walker House, P.O. Box 908, George Town, Grand Cayman, Cayman Islands. The address and principal place of business of Capital Partners is Abbott Building, P.O. Box 3186, Road Town, Tortola, British Virgin Islands. The address and principal place of business of Brait S.A. is 180 rue des Aubepines, L-1145, Luxembourg. Each of SAPEF III Fund, SAPEF G.P. and Capital Partners is engaged principally in the business of investing in other companies either directly or through partnerships, and limited liability companies. Brait S.A. is an investment holding company whose affiliates are engaged in a variety of financial services activities.
     Certain information regarding the Reporting Persons’ directors and executive officers is set forth in Annex A hereto, which is incorporated by reference herein. The citizenships of all of these individuals are listed in Annex A.
     During the last five years, neither the Reporting Persons nor any of the individuals listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The amount of consideration received by SAPEF III Fund, Brait International Limited and SAPET III (as defined below) in connection with the sale of the amount of shares of Common Stock of the Issuer stated in the Prospectus filed by the Issuer with the SEC on August 2, 2005 (the “Prospectus”) was $63.4 million.
Item 4. Purpose of Transaction.
     The Shares held by the Reporting Persons were sold as described in Item 6. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4. The Reporting Persons currently hold the Shares for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Original Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.
     Messrs. Anthony C. Ball and Chad L. Smart, each of whom are executives of affiliates of the Reporting Persons, serve on the Board of Directors of the Issuer. As directors of the Issuer, they may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of the Original Schedule 13D.
Item 5. Interest in Securities of the Issuer.2

2 As stated in the Issuer’s Prospectus, on June 13, 2005, the Issuer amended its amended articles of incorporation to effect a one-for-six reverse stock split of the Issuer’s capital stock. Upon the effectiveness of the reverse stock split, each six shares of the Issuer’s capital stock outstanding were automatically combined into one share of the Issuer’s capital stock, which resulted in a decrease of the Issuer’s authorized capital stock to 83,333,333 shares of common stock with a par value of $0.001 per share and 50,000,000 shares of preferred stock with a par value of $0.001 per share.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.
The filing of this Amendment shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Amendment. In addition, the filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Amendment for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.
(a) SAPEF III Fund beneficially owns 11,554,858 shares of Common Stock (approximately 30.4% of the total number of shares of Common Stock outstanding)
     SAPEF G.P., in its capacity as general partner of SAPEF III Fund, may be deemed to be the beneficial owner of 11,554,858 shares of Common Stock (approximately 30.4% of the total number of shares of Common Stock outstanding).
     Capital Partners may be deemed to be the beneficial owner of 12,221,526 shares of Common Stock (approximately 32.1% of the total number of shares of Common Stock outstanding).
     Brait S.A. may be deemed to be the beneficial owner of 12,387,984 shares of Common Stock (approximately 32.6% of the total number of shares of Common Stock outstanding).
(b) SAPEF G.P., in its capacity as general partner of SAPEF III Fund, has discretionary authority and control over all of the assets of SAPEF III Fund, including the power to vote and dispose of the Issuer’s Shares. Therefore, SAPEF G.P. may be deemed to have sole power to direct the voting and disposition of 11,554,858 shares of Common Stock.
     Capital Partners, in its capacity as a shareholder of SAPEF G.P. and its capacity as the parent company of Brait International Limited has discretionary authority and control over all of the assets of SAPEF G.P. and Brait International Limited including the power to vote and dispose of the Issuer’s Shares. Therefore, Capital Partners may be deemed to have sole power to direct the voting and disposition of 12,221,526 shares of Common Stock.
     Brait S.A., in its capacity as the parent company of Capital Partners and, as stated in the Issuer’s Prospectus, in its capacity as the parent company of Brait Capital Partners Trustees (Pty) Ltd and Brait Capital Partners SA (Pty) Ltd, the trustee and manager, respectively, of South African Private Equity Trust III (“SAPET III”) has discretionary authority and control over all of the assets of Capital Partners and SAPET III, including the power to vote and dispose of the Issuer’s Shares. Therefore, Brait S.A. may be deemed to have sole power to direct the voting and disposition of 12,387,984 shares of Common Stock.
(c) Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.
(d) The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.
(e) Brait International Limited beneficially owns 666,668 shares of Common Stock (approximately 1.8% of the total number of shares of Common Stock Outstanding).

SAPET III beneficially owns 166,458 shares of Special Convertible Preferred Stock (approximately 0.4% of the total number of shares of Common Stock Outstanding, assuming full conversion of all the shares of Special Convertible Preferred Stock owned by SAPET III).
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As previously reported in the Original Schedule 13D, SAPEF G.P. acquired shares of the Issuer pursuant to a Common Stock Purchase Agreement, dated as of January 30, 2004 (the “Agreement”), between the Issuer and SAPEF G.P., which provided for the sale of 105,661,428 shares of Common Stock of the Issuer to SAPEF G.P. (or its nominees). A copy of the Agreement attached as Exhibit A to the Original Schedule 13D is incorporated herein by reference in response to this Item 6.
     Dr. Belamant, CI Trustees Limited for the San Roque Trust, Brenthurst Private Equity II Limited, Brenthurst Private Equity South Africa I Limited, SAPEF III Fund, SAPET III and Brait International Limited have entered into a Common Stock Purchase Agreement, dated as of July 18, 2005 with investment entities affiliated with General Atlantic LLC and the Issuer (the “General Atlantic Purchase Agreement”) pursuant to which these shareholders have agreed to sell in a private placement to these investment entities an aggregate of $75.0 million of the Issuer’s common stock at the public offering price stated in the Issuer’s Prospectus.
     SAPEF G.P. is a party to the General Atlantic Purchase Agreement, which provided pursuant to Section 2.1 for the sale of shares of Common Stock of the Issuer to certain selling shareholders and certain investment entities affiliated with General Atlantic, a private investment group (or its nominees). A copy of the Agreement is attached hereto as Exhibit A and incorporated herein by reference thereto in response to this Item 6.
     SAPEF III Fund, SAPET III and Brait International Limited are parties to the Underwriting Agreement (“Underwriting Agreement”), dated as of August 2, 2005, between Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Thomas Weisel Partners, LLC, Jefferies & Company Inc., Robert W. Baird & Co. Incorporated and SAPEF III Fund, SAPET III, Brait International Limited and other selling shareholders pursuant to which SAPEF III Fund, SAPET III and Brait International Limited agreed to sell shares of the Issuer. A copy of the Underwriting Agreement is attached hereto as Exhibit B and incorporated herein by reference thereto in response to this Item 6.
     Each of SAPEF III Fund, SAPET III, Brait International Limited has entered into a Selling Shareholders’ Irrevocable Power of Attorney (“Power of Attorney”) with Dr. Serge Belamant and Mr. Herman Gideon Kotze, pursuant to which SAPEF III Fund, SAPET III and Brait International Limited agreed to appoint Dr. Serge Belamant and Mr. Herman Gideon Kotze to act together or alone as attorneys-in-fact and to exercise the power of authority to sell, assign, transfer and deliver certain shares of the Issuer owned by SAPEF III Fund, SAPET III and Brait International Limited to the underwriters under the Underwriting Agreement. A copy of the Power of Attorney is attached hereto as Exhibit C and incorporated herein by reference thereto in response to this Item 6.

     The foregoing descriptions of the Agreement, the General Atlantic Purchase Agreement, the Underwriting Agreement and Power of Attorney do not purport to be complete and are qualified in their entirety by the terms of those agreements, which are incorporated herein by this reference.
     Except as described above and elsewhere in this Amendment, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by SAPEF III Fund, SAPET III and Brait International Limited.
Item 7. Material to be Filed as Exhibits.
     The Exhibit Index is incorporated herein by this reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Date: August 8, 2005

SOUTH AFRICAN PRIVATE EQUITY FUND III L.P. By: SAPEF III International G.P. Limited, its General Partner
By:	/s/ Brett Childs
	Name:	Brett Childs
	Title:	Director

SAPEF III INTERNATIONAL G.P. LIMITED
By:	/s/ Brett Childs
	Name:	Brett Childs
	Title:	Director

CAPITAL PARTNERS GROUP HOLDINGS LIMITED
By:	/s/ Brett Childs
	Name:	Brett Childs
	Title:	Director

BRAIT S.A.
By:	/s/ Anthony Ball
	Name:	Anthony Ball
	Title:	Executive Chairman

Annex A
     The name, business addresses, and present principal occupations of the directors and executive officers of each of SAPEF G.P., Brait International Limited, Capital Partners and Brait S.A. are set forth below.

Present Principal
Occupation or
Name	Business Address	Employment	Country of Citizenship
SAPEF G.P.:

D. Boodhoo	Suite 509-510, St James Court, St Denis Street, Port Louis, Mauritius	Brait International Ltd	Mauritius

B. Childs	Suite 509-510, St James Court, St Denis Street, Port Louis, Mauritius	Brait International Ltd	British

H. Schibli	19 Baarestrasse, Zug, Switzerland	Benfid Verwaltungs AG	Switzerland

CAPITAL PARTNERS:

B. Childs	Suite 509-510, St James Court, St Denis Street, Port Louis, Mauritius	Brait International Ltd	British

H. Schibli	79 Baarestrasse, Zug, Switzerland	Benfid Verwaltungs AG	Switzerland
BRAIT S.A.:

M. King	9 Fricker Road, Illovo Boulevard, Illovo 2196 South Africa	Legal Counsel	South Africa

A. Ball	9 Fricker Road, Illovo Boulevard, Illovo 2196 South Africa	Brait S.A.	South Africa

P. Beecroft	15 Portland Place London W1B 1PT United Kingdom	Apax Partners	United Kingdom

B. Childs	Suite 509-510, St James Court, St Denis Street, Port Louis, Mauritius	Brait International Ltd.	United Kingdom

J. Coulter	9 Fricker Road, Illovo Boulevard, Illovo 2196 South Africa	Brait S.A.	Ireland

J. Bodoni	69 route d’Esch L-2953 Luxembourg	Dexia Banque Internationale a Luxembourg	Luxembourg

J. Gnodde	9 Fricker Road, Illovo Boulevard, Illovo 2196 South Africa	Brait S.A.	South Africa

C. Tayelor	9 Fricker Road, Illovo Boulevard, Illovo 2196 South Africa	Brait S.A.	South Africa

R. Koch	3 Richmond Bridge, Moorings Willoughby Road, Twickenham TW1 2QG, United Kingdom	Author	United Kingdom

A. Rosenzweig	9th Floor, 1 Blue Hill Plaza, Pearl River, New York 10965 United States	Active International	The Netherlands

H. Troskie	6 rue Adolphe Fischer L - 1520 Luxembourg	Maitland Luxembourg	The Netherlands

S. Weber	3 rue Pletzer L-8080 Bertrange, Luxembourg	Considar Europe S.A.	Luxembourg

P. Wilmot	28 The Manor Centre Road, Morningside, Johannesburg 2057 South Africa	Retired	South Africa

Exhibit Index

A.	General Atlantic Purchase Agreement

B.	Underwriting Agreement

C.	Power of Attorney

D.	A written agreement relating to the filing of the joint disposal statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (“Joint Filing Agreement”)